

October 12, 2017

Mail Stop 4631

<u>Via E-mail</u>
Mr. Mark Udell
Chief Financial Officer
Cure Pharmaceutical Holding Corp.
1620 Beacon Place
Oxnard, California 93033

> **Re:** **Cure Pharmaceutical Holding Corp**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed April 17, 2017**
> **Form 10-Q as of June 30, 2017**
> **Filed on August 14, 2017**
> **File No. 333-204857**

Dear Mr. Udell:

We have limited our review to only your financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the fiscal year ended December 31, 2016</u>

<u>Liquidity and Capital Resources, page 11</u>

1. In accordance with Financial Reporting Codification 607.02, your discussion of liquidity should provide prominent disclosure of the facts and circumstances that led to your accountant´s report containing substantial doubt about your ability to continue as a going concern, and you should disclose management´s viable plans to overcome this uncertainty. Your current disclosures do not appear to provide a detailed picture of your expenditure and cash needs along with constraints over the next 12 months and management's plans to alleviate such constraints. As such, please expand your discussion to include a detailed description of the expected sources and demands for cash over the 12 months following the most recent balance sheet date presented in your filing. If your monthly cash outflows are expected to be consistent, you may wish to present the detail

of those monthly outflows in tabular form for the ease of your readers. Otherwise, your cash outflows should be described and quantified in narrative form. You should also describe in more detail your expected sources of cash to meet these demands

Form 10-Q as of June 30, 2017

2. Please amend your filing to affirmatively conclude on whether your disclosure controls and procedures were effective as of June 30, 2017. See Item 4 of the Form 10-Q instructions and Item 307 of Regulation S-K. Note Item 4 of the Form 10-Q does not require the disclosures in Items 308(a) and (b) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ameen Hamady, Staff Accountant, at (202) 551-3891, or in his absence, me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O' Brien
Accounting Branch Chief
Office of Manufacturing and
Construction